SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO

SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, and in connection with such notification of registration submits the following information:

Name: RJ Private Credit Income Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

780 Carillon Parkway

St. Petersburg, Florida 33716

Telephone Number (including area code): (800) 521-1195

Name and address of agent for service of process:

Robert Morrison

780 Carillon Parkway

St. Petersburg, Florida 33716

With copies of Notices and Communications to:

Rajib Chanda, Esq.

Simpson Thacher & Bartlett LLP

900 G Street, N.W.

Washington, D.C. 20001

Kenneth E. Burdon, Esq.

Simpson Thacher & Bartlett LLP

855 Boylston Street, Floor 9

Boston, MA 02116

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940, as amended, concurrently with the filing of Form N-8A: YES ☒ NO ☐

SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of St. Petersburg in the State of Florida on the 6th day of January, 2025.

RJ PRIVATE CREDIT INCOME FUND

By:	/s/ Eric Wilwant
Name:	Eric Wilwant
Title:	Initial Trustee

Attest:	/s/ Robert Morrison
Name:	Robert Morrison
Title:	Witness